UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 000-27974

CIMATRON LTD.
(Translation of registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS
On November 23, 2014, Cimatron Ltd. (“Cimatron”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 3D Systems, Inc., a California corporation (“3D Systems”), Copernicus Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of 3D Systems (“Merger Sub”), and 3D Systems Corporation, a Delaware corporation and parent of 3D Systems, pursuant to which 3D Systems will acquire Cimatron by way of the merger of Merger Sub with and into Cimatron (the “Merger”), with Cimatron surviving the Merger as wholly-owned subsidiary of 3D Systems.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, each ordinary share, par value NIS 0.10, of Cimatron issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $8.97 in cash, subject to reduction by a pro-rata (per share) portion of the amount, if any, by which Cimatron’s transaction expenses relating to the Merger exceed US$2 million (the “Merger Consideration”).

Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of Cimatron’s shareholders at an extraordinary general meeting of shareholders that is expected to be held on January 6, 2015 (the “Meeting”). The payment of the Merger Consideration is not subject to any financing condition; such consideration is expected to be financed from 3D Systems’ available cash.

Cimatron expects to publish notice of the Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, which will attach a copy of the Merger Agreement and will describe the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting. If the Merger is approved at the Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective.

On November 24, 2014, 3D Systems and Cimatron issued a joint press release announcing the execution of the Merger Agreement, a copy of which is annexed to this Report of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Cimatron intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CIMATRON AND THE MERGER. The proxy statement and certain other relevant materials (when they become available) and any other documents submitted by Cimatron to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Report of Foreign Private Issuer on Form 6-K that are not statements of historical or current facts, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Cimatron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof.  These statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Cimatron’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; and the diversion of management time on transaction-related issues. The factors described under the headings “Cautionary Note Regarding Forward-Looking Statements,” and “Risk Factors” in Cimatron’s annual report on Form 20-F for the year ended December 31, 2013, and other reports filed with or furnished to the SEC discuss some of the important risk factors identified that may affect these factors and Cimatron’s business, results of operations and financial condition. Cimatron undertakes no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding the press release annexed as Exhibit 99.1 hereto) are incorporated by reference into the Company’s registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the SEC on September 8, 2009 and July 2, 2013, respectively, and in the Company’s Registration Statements on Form S-8, File Numbers 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LTD.
Dated: November 24, 2014	By:	/s/ Ilan Erez
	Name:	Ilan Erez
	Title:	Chief Financial Officer

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press Release issued November 24, 2014